Exhibit 99.9

Mountain Province Diamonds Inc.

Business Conduct Policy

A.	Ethical Behaviour

1.	Legality

2.	Honesty

3.	Fair dealing

All activities by Mountain Province Diamonds Inc (“MPV” and the “Company”) and its directors, officers, employees and consultants must be lawful.

Lawfulness, however, is merely a starting point. It is equally important that all activities be conducted in an ethical manner. Ethical conduct means conduct that is honest, fair and free from deception and impropriety. Employees and other representatives of MPV must, at all times, act in accordance with a high standard of ethical behaviour and with constant regard for MPV’s reputation. As discussed in the next several pages, these requirements apply to dealings with MPV, fellow employees, shareholders, other businesses and the community at large.

Ultimately, each individual should test his or her own behaviour by asking: “Is there any reason why I would not want another person - MPV, a co-worker, a business associate, and any government - to be fully aware of my conduct and motives?” If this question causes any discomfort, the individual should reconsider his or her conduct.

B.	Ethical Business Practices

For MPV’s reputation in the business community to be maintained, all dealings on MPV’s behalf must reflect high standards of ethical behaviour. In particular, the following specific principles must be observed:

1.	Compliance with Laws

All directors, officers, employees and consultants must be aware of and comply with all relevant laws and regulations in all jurisdictions in which MPV conducts business. Individual directors, officers, employees and consultants have a duty to inform themselves of any laws relevant to their particular activities. Anyone with questions regarding legal issues should consult with the CEO, who will consult with MPV’s legal counsel.

2.	Integrity in Business Dealings

Directors, officers, employees and consultants must act with integrity in dealings with all persons inside and outside the Company, including government officials, customers, suppliers and members of the community. Employees must follow established standards in procurement, and must treat tenderers fairly and equally.

3.	Gifts

No person may give to outside companies or individuals, or accept from them, any material gift or extravagant entertainment, or any similar benefit. (A “material” gift is one of such value that it constitutes a personal enrichment for the recipient such that it could be a factor in influencing that person’s behaviour. Entertainment will be considered “extravagant” if it would appear excessive to an objective observer and would typically be of a value greater than $500). Employees must properly record in MPV’s accounts any amounts spent on gifts or entertainment.

4.	Questionable or Improper Payments

Where commissions, consultant fees, retainers and similar payments are required to be made and can be justified in the normal course of business, those payments must be clearly commensurate with the services performed and must be properly recorded in the accounts of MPV.

5.	Political Donations

It is MPV’s policy not to make political donations of any description.

6.	Compliance with Accounting Policies

Employees must comply strictly with prescribed accounting policies, audit procedures and other such controls. All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded in the books of MPV. No secret or unrecorded funds or other assets are to be established or maintained.

7.	Contract Workers

The Company considers that the compliance obligations arising out of this Policy apply not only to employees of the Company, but also to independent contract workers to the extent that they conduct activities on the Company’s behalf. The Company therefore expects all such contractor personnel to familiarise themselves with this Policy, and to comply with it, in the same manner as is expected of MPV directors, officers and employees.

8.	Business Associates

The Company will make all reasonable efforts to promote the application of these ethical business practices by our third party suppliers.

C.	International Business

MPV’s international activities results in increased exposure to legal and ethical issues.

1.	Compliance with Anti-Bribery Legislation

MPV is subject to legislation in Canada that prohibits corrupt practices in dealing with foreign governments. The Canadian Corruption of Foreign Public Officials Act, makes it an offence to make or offer a payment, gift or benefit to a foreign government official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. Violation of this legislation may result in substantial penalties to MPV and to individuals.

MPV, as well as individual employees, must take all reasonable steps to ensure that the requirements of this legislation are strictly met. No payments, material gifts or other benefits are to be given, directly or indirectly, to foreign government officials, political parties or political candidates for the purpose of influencing government decisions in MPV’s favour. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign government official, political party or political candidate. For the purpose of this paragraph, a material gift or benefit has a value in excess of $500.

2.	Facilitation Payments

There are certain types of payments to foreign government officials that are allowed under Canadian legislation, called “facilitation” or “facilitating” payments. These are small payments or tips that are accepted custom in certain foreign countries in the context of having routine administrative actions performed by government officials. Employees should be aware that such payments are permissible only under very limited circumstances and must be properly documented. As well, they must advise the CEO or CFO in advance of any anticipated payments and provide written request for reimbursement of any such payment. If there are any questions regarding the permissibility of any particular payment, advice should be sought from the CEO or CFO. Moreover, employees must ensure that any such payments are properly recorded in accordance with the Company’s accounting procedures.

A copy of the Canadian foreign corrupt practices legislation is available from the Corporate Secretary. Anyone with questions regarding these legal issues should consult the CEO or CFO.

D.	Personal Conduct

1.	Work-related Conduct and Conflicts of Interest

MPV employees must comply with the standards of ethical behaviour in all aspects of their employment. This includes their dealings with people outside the Company as well as their relationships with their fellow employees and with MPV as their employer. In addition, MPV expects that employees will act with loyalty to the Company at all times.

In particular, individuals must not:

(i)	Pursue personal gain or advantage from their employment activities;

(ii)	Misuse Company resources, including computer systems;

(iii)	Engage in insider trading;

(iv)	Compromise the confidentiality of corporate information; and

(v)	Permit any actual or perceived conflict of interest between their personal interests and those of the Company. Employees must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at MPV or otherwise compromise their duty of loyalty to MPV.

2.	Personal Conduct

In general, MPV does not wish to dictate the personal conduct of individual employees outside working hours. Nevertheless, it expects employees to act lawfully at all times and to conduct their personal affairs as good and responsible citizens, in such a manner that reflects well on MPV.

E.	Employment Practices

1.	MPV recognizes that it must earn the loyalty that it expects from its employees. MPV is committed to treating its employees ethically and fairly. In particular, MPV strives to ensure the following:

(i)	No discrimination on the basis of gender, disability, age, marital status, sexual orientation, religious belief, race, ethnicity, ancestry or place of origin;

(ii)	Fair and competitive compensation;

(iii)	Fairness in performance appraisals and job advancement;

(iv)	Protection of employees from harassment; and

(v)	Confidentiality of employee records.

2.	All officers must maintain and promote these principles in their hiring practices and in their relationships with other employees.

F.	Health, Safety and Environment

1.	Effectiveness in occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the mining industry. MPV will therefore work at continuous improvement in these areas and will be guided by the following principles:

(i)	Creating a safe work environment;

(ii)	Minimizing the environmental impacts of its activities;

(iii)	Building co-operative working relationships with local communities and governments in the Company’s areas of operation;

(iv)	Reviewing and monitoring environmental and safety performance; and

(v)	Prompt and effective response to any environmental and safety concerns.

G.	Disclosure of Information

1.	All corporate information is the property of MPV. Corporate information includes trademarks, patents, software developments and applications, strategic and operational knowledge and financial information. It also includes any confidential information received by MPV from third parties.

2.	Employees are in a position of trust with respect to corporate information in the same manner as with any other corporate property. Employees must take care to protect the confidentiality of corporate information. In particular:

(i)	Employees must not use corporate information for personal gain;

(ii)	Employees may not disclose corporate information other than for legitimate purposes and with appropriate safeguards, unless written approval is obtained from the CEO or CFO;

(iii)	Media and investor communications are to be handled by the CEO or CFO;

(iv)	Employees must not disclose undisclosed corporate information.

H.	Ensuring Compliance with this Policy

1.	Compliance

(i)	As part of its efforts to ensure compliance with this Policy, MPV requires that each employee complete an annual Compliance Certificate certifying compliance with this Policy. Employees whose positions may include involvement with foreign operations may be asked to complete more frequent Compliance Certificates so as to ensure corporate compliance with anti-bribery legislation. Completed certificates are to be returned directly to the Corporate Secretary.

(ii)	Any proposed non-compliance such as a proposed material gift, must be pre-approved by the CEO.

(iii)	The Company requires that employees report any observed breaches of this Policy to the CEO or CFO.

(iv)	An employee or consultant who violates this Policy may face disciplinary action up to and including termination of employment, in the case of an employee, and, in the case of a consultant, termination of the consulting contract with the Company. Violation of this Policy may also cause violation of certain laws. If it is discovered that laws have been violated, this matter may be referred to the appropriate regulatory authorities. Questions with respect to this Policy may be referred to the Company's Secretary.

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